UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

39037G109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons PC Elfun LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,760,529 (a) (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,760,529 (a) (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,529 (a) (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.32% (b) (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

(a)	These shares include 2,760,529 shares of common stock issuable upon the conversion of 5.00% convertible senior PIK notes due 2030 of the Issuer (the “Convertible Notes”).
(b)

All percentages calculated in this Schedule 13G are based upon an aggregate of (i) 26,873,415 shares of common stock outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021 plus (ii) 2,760,529 shares of common stock issuable upon the conversion of the Convertible Notes.

1.	Names of Reporting Persons Pine Crest Capital LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,760,529 (a) (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,760,529 (a) (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,529 (a) (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.32% (b) (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

(a)	These shares include 2,760,529 shares of common stock issuable upon the conversion of the Convertible Notes.
(b)

All percentages calculated in this Schedule 13G are based upon an aggregate of (i) 26,873,415 shares of common stock outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021 plus (ii) 2,760,529 shares of common stock issuable upon the conversion of the Convertible Notes.

1.	Names of Reporting Persons Michael Hughes
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,760,529 (a) (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,760,529 (a) (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,529 (a) (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.32% (b) (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

(a)	These shares include 2,760,529 shares of common stock issuable upon the conversion of the Convertible Notes.
(b)

All percentages calculated in this Schedule 13G are based upon an aggregate of (i) 26,873,415 shares of common stock outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021 plus (ii) 2,760,529 shares of common stock issuable upon the conversion of the Convertible Notes.

1.	Names of Reporting Persons Daniel J. Hopkins
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,760,529 (a) (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,760,529 (a) (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,529 (a) (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.32% (b) (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

(a)	These shares include 2,760,529 shares of common stock issuable upon the conversion of the Convertible Notes.
(b)

All percentages calculated in this Schedule 13G are based upon an aggregate of (i) 26,873,415 shares of common stock outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021 plus (ii) 2,760,529 shares of common stock issuable upon the conversion of the Convertible Notes.

Item 1(a).	Name of Issuer

The name of the issuer is Great Elm Capital Group, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 800 South Street, Suite 230, Waltham, MA 02453.

Item 2(a).	Names of Persons Filing

This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i) PC Elfun LLC

(ii) Pine Crest Capital LLC

(iii) Michael Hughes

(iv) Daniel J. Hopkins

Item 2(b)/(c).	Citizenship & Address of the Principal Business Office, or if none, Residence:

The address of the Reporting Persons is: 3547 53rd Avenue West, #220, Bradenton, FL 34210.

PC Elfun LLC and Pine Crest Capital LLC are limited liability companies formed in Delaware.

Michael Hughes is a citizen of the United States.

Daniel J. Hopkins is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

39037G109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The Reporting Persons are entitled from time to time at their option to convert the Convertible Notes into shares of Common Stock at a conversion rate of $3.4722 per share. PC Elfun LLC directly holds Convertible Notes convertible into 2,760,529 shares of Common Stock of the Issuer, or 9.32% of the outstanding shares of Common Stock of the Issuer, assuming the exchange of all Convertible Notes held by PC Elfun LLC into shares of Common Stock, in accordance with Rule 13d-3 of the Act.

PC Elfun LLC is managed by Pine Crest Capital LLC, which is jointly owned by Michael Hughes and Daniel J. Hopkins. Pine Crest Capital LLC, Michael Hughes and Daniel J. Hopkins each may be deemed to beneficially own the shares of Common Stock owned by PC Elfun LLC, but disclaim such beneficial ownership. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 8, 2022

PC ELFUN LLC

/s/ Daniel J. Hopkins
Name: Daniel J. Hopkins
Title: Manager

PINE CREST CAPITAL LLC

/s/ Daniel J. Hopkins
Name: Daniel J. Hopkins
Title: Manager

/s/ Michael Hughes
Name: Michael Hughes, individually

/s/ Daniel J. Hopkins
Name: Daniel J. Hopkins, individually

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 8, 2022